Exhibit 99.1

Canadian Solar Reports Second Quarter 2022 Results

Guelph, Ontario, August 18, 2022 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the second quarter ended June 30, 2022, with solar module shipments, revenue and gross margin all at or exceeding the high end of prior guidance.

Highlights

•	Solar module shipments of 5.06 GW, at the high end of 4.9 GW to 5.1 GW guidance range.

•	62% increase in revenue year-over-year (“yoy”) to $2.31 billion, above the high end of $2.2 billion to $2.3 billion guidance range.

•	16.0% gross margin exceeds the guidance range of 14.5% to 15.5%.

•	Net income attributable to Canadian Solar of $74 million, or $1.07 per diluted share.

•	Accelerating upstream capacity expansion plans to further increase control over supply chain.

•	Global Energy solar project pipeline expands to 26 GWp and storage pipeline expands to over 31 GWh, as of June 30, 2022.

•	Carve-out IPO of CSI Solar Co., Ltd. (“CSI Solar” or the “CSI Solar subsidiary”) remains on track awaiting completion of the CSRC registration.

Dr. Shawn Qu, Chairman and CEO, commented, “We achieved strong results in the second quarter of 2022, with solar module shipments, revenue and gross margin all at or exceeding the high end of prior guidance. Sequentially, we grew our module shipments by nearly 40% and battery storage solutions revenues by 2.8 times, while significantly expanding our profitability and completing a large volume of project sales. Our capacity growth strategy is also well on track, which we expanded per our recent announcement to invest in our own polysilicon capacity in a region rich in renewable energy resources. This will allow us to gain further control over sourcing, technology and supply chain, and is part of a long-term plan to increase our market share while meaningfully reducing the carbon footprint of our supply chain. We provide additional details of our environmental efforts and performance in our latest ESG Sustainability Report, published last month.

“We are also excited to see the Inflation Reduction Act, or IRA, in the U.S. coming into effect. We believe it will drive a big acceleration in demand for clean energy, especially for solar energy and battery storage.

“Separately, CSI Solar’s carve-out IPO remains on track awaiting registration with the China Securities Regulatory Commission.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “CSI Solar delivered strong results in the second quarter, significantly growing volume and increasing pricing, while taking cost control measures in a difficult environment as polysilicon prices continue to go up. Our performance in the second quarter was also boosted by a substantial foreign exchange gain from a strong U.S. Dollar relative to the Renminbi. From a market standpoint, we are encouraged by signs of a shift in customer behavior driven by a growing awareness of solar energy’s attractive economics and its importance in energy security and climate change mitigation efforts, especially when paired with battery storage. Reflecting this positive trend, our battery storage shipments in the first half of 2022 have already exceeded 1 GWh, a record level for us. We will continue to build on our strong channels and relationships, especially in premium markets, and make capacity expansion preparations to accelerate our global market share gains in the coming years.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “We delivered significant growth in the second quarter by monetizing approximately 880 MWp of project sales across Australia, the U.S., Japan and the U.K. We also continued to expand and diversify our global project pipeline, strengthening our leadership position in key markets while allowing us to be more selective in developing the highest quality assets. We are particularly encouraged by the passing of the IRA in the U.S. as our subsidiary, Recurrent Energy, has one of the largest and best quality project pipelines, with a total of 8 GWp of solar and 16.5 GWh of battery storage. Additionally, we are making progress executing on our O&M (operations and maintenance) growth strategy to increase the share of stable, recurring income, including a recent expansion of our platform in Europe, as we evaluate complementary growth opportunities worldwide.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the second quarter, we achieved 85% sequential growth in revenue to $2.3 billion and doubled our gross profit to $371 million, achieving a 16% gross margin. We were able to support the accelerated growth rate and reduce the impact of inflation due to our prior strategic decision to increase inventory during the first quarter. We continue to prioritize cash generation and are pleased with the increase in net cash flow provided by operating activities to $293 million in the second quarter of 2022, from $159 million in the first quarter of 2022. We ended the second quarter with a total cash position of $1.9 billion, giving us significant financial flexibility to fund long-term growth opportunities, including accelerating our upstream capacity expansion.”

Second Quarter 2022 Results

Total module shipments recognized as revenues in the second quarter of 2022 were 5.06 GW, up 37% yoy. Of the total, 126 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the second quarter of 2022 were $2.31 billion, up 85% quarter-over-quarter (“qoq”) and 62% yoy. The sequential and yoy increases were mainly driven by higher project sales, higher solar shipment volumes and average selling price, and significant growth in the Company’s battery storage solutions business.

Gross profit in the second quarter of 2022 was $371 million, up 105% qoq and 101% yoy. Gross margin in the second quarter of 2022 was 16.0%, above prior guidance, and compared to 14.5% in the first quarter of 2022. The sequential gross margin increase was mainly driven by higher module pricing, lower manufacturing costs from the depreciation of the Renminbi relative to the U.S. Dollar and scale benefits from higher volume.

Total operating expenses in the second quarter of 2022 were $255 million compared to $165 million in the first quarter of 2022 and $158 million in the second quarter of 2021. The sequential increase was mainly driven by higher shipping and handling expenses and an impairment charge related to certain manufacturing assets.

Depreciation and amortization charges in the second quarter of 2022 were $63 million, compared to $66 million in the first quarter of 2022 and $66 million in the second quarter of 2021.

Net foreign exchange and derivative gain in the second quarter of 2022 was $6 million, compared to a net gain of $3 million in the first quarter of 2022 and a net loss of $3 million in the second quarter of 2021.

Income tax expense in the second quarter of 2022 was $28 million, compared to a $5 million income tax benefit in the first quarter of 2022 and a $2 million income tax benefit in the second quarter of 2021. The expense was a result of the Company’s higher income before income tax.

Net income attributable to Canadian Solar in the second quarter of 2022 was $74 million, or $1.07 per diluted share (“diluted EPS”), compared to net income of $9 million, or $0.14 per diluted share, in the first quarter of 2022, and net income of $11 million, or $0.18 per diluted share, in the second quarter of 2021.

For the three months ended June 30, 2022, diluted EPS of $1.07 was calculated to include the dilution effect of the outstanding convertible notes. Diluted EPS of $1.07 was calculated from total earnings of $76 million, adding back the 2.5% coupon of $1.3 million, divided by 71.1 million diluted shares, including 6.3 million shares issuable upon the conversion of the convertible notes. For the three months ended March 31, 2022, diluted EPS of $0.14 was calculated from total earnings of $9 million divided by 64.7 million diluted shares. For the three months ended June 30, 2021, diluted EPS of $0.18 was calculated from total earnings of $11 million divided by 61.3 million diluted shares.

Net cash flow provided by operating activities in the second quarter of 2022 was $293 million, compared to net cash flow provided by operating activities of $159 million in the first quarter of 2022. The increase in operating cash inflow was mainly driven by higher earnings and monetization of project assets.

Total debt was $2.7 billion as of June 30, 2022, unchanged from March 31, 2022. Non-recourse debt used to finance solar power projects decreased to $264 million as of June 30, 2022, from $550 million as of March 31, 2022, mainly due to the monetization of project assets.

Corporate Structure

The Company has two business segments: Global Energy and CSI Solar, which operate as follows:

The Global Energy segment carries out the Company’s global project development activities for both solar and battery storage project development, which include sourcing land, interconnection agreements, structuring PPAs and other permits and requirements. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.

The CSI Solar segment consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC (engineering, procurement and construction) services. The CSI Solar segment also includes the Company’s battery storage system integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing, and building over 6.8 GWp of solar power plants across six continents. The Company has built a leadership position in solar project development with 26 GWp total pipeline, as well as in energy storage project development with over 31 GWh of aggregate pipeline.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of approximately 50% to 2026, while holding and accumulating assets through investment vehicles (see below) in order to better capture asset value.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2026, the Company plans to reach 1.3 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company plans to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, Canadian Solar expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, O&M, asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest Japanese infrastructure fund listed on the Tokyo Stock Exchange, and has also established the CSFS Fund I, a closed-ended alternative investment fund of a similar nature in Italy. Through launching these localized vehicles, Canadian Solar is building its expertise in designing investment vehicles in local markets that will help maximize the value of its project assets.

3.	Services: Canadian Solar currently manages over 3.1 GW of operational projects under long-term O&M agreements, and an additional 2.4 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 20 GW of projects under O&M agreements by 2026.

Management targets to achieve the following over the next few years:

Global Energy Targets	2021A	2022E	2023E	2024E	2025E	2026E
Annual Project Sales, GWp	2.1	2.1-2.6	2.8-3.3	3.5-4.0	4.0-4.5	4.3-4.8
Operational O&M Projects, GWp	2.1	4.5	7.5	11	15	20
Net Cumulative Projects Retained, MWp*	292	370	630	1,000	1,100	1,300
Gross Cumulative Projects Retained, MWp*	748	1,500	2,580	3,500	4,000	5,000

*Net projects retained represents CSIQ’s net partial ownership of solar projects; the gross number represents the aggregate gross size of projects, including the share which is not owned by CSIQ.

Solar Project Pipeline

As of June 30, 2022, the Company’s total project pipeline was 26.2 GWp, including 1.3 GWp under construction, 3.9 GWp of backlog, and 21.0 GWp of projects in advanced and early-stage pipelines. We have updated our project pipeline classification as follows:

•	Backlog projects are late-stage projects that have passed their Risk Cliff Date and are expected to start construction in the next 1-4 years. A project’s Risk Cliff Date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and PPAs. Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage Pipeline projects are early-stage projects controlled by Canadian Solar that are in the process of securing interconnection.

The following table presents Global Energy’s total solar project development pipeline.

Total Project Pipeline (as of June 30, 2022) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	601	2,767	4,736	8,104
Latin America	907**	2,469**	3,417	1,040	7,833
Europe, the Middle East and Africa (“EMEA”)	21	379	4,033	1,811	6,244
Japan	145	157	-	105	407
Asia Pacific excluding Japan and China	-	38	137	1,762	1,937
China	250	300	-	1,170	1,720
Total	1,323	3,944	10,354	10,624	26,245

*All numbers are gross MWp.

**Including 311 MWp in construction and 517 MWp in backlog that are already sold to third parties

Battery Storage Project Pipeline

In addition to developing utility-scale solar power projects, the Global Energy segment has also been developing hybrid solar plus energy storage projects, as well as stand-alone battery storage projects. Since the first quarter of 2021, the Company has been co-hosting energy storage facilities with solar power plants on the same piece of land for nearly all projects under development. By using a single interconnection point per project, the Company expects to significantly enhance the efficiency of its development and the value of its assets under development.

Canadian Solar’s storage development business model also includes signing storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. In addition, the Company has signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s total storage project development pipeline.

Storage Project Development Backlog and Pipeline (as of June 30, 2022) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	1,400	-	6,319	8,760	16,479
Latin America	-	1,300	2,806	970	5,076
EMEA	-	82	1,324	4,178	5,584
Japan	-	-	-	19	19
Asia Pacific, excluding Japan and China	20	-	-	2,320	2,340
China	-	300	100	1,400	1,800
Total	1,420	1,682	10,549	17,647	31,298

Solar Power Plants and Battery Storage Projects in Operation

As of June 30, 2022, the Company’s solar power plants in operation totaled 311 MWp, with a combined estimated net resale value of approximately $270 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MWp*
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
166	48	15	82	311

*All numbers are net MWp owned by Canadian Solar; total gross MWp of projects is 577 MWp, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Global Energy segment for the periods indicated.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net revenues	553,984	92,966	280,614	646,950	751,676
Cost of revenues	473,979	75,130	268,855	549,109	626,892
Gross profit	80,005	17,836	11,759	97,841	124,784
Operating expenses	24,326	18,847	15,632	43,173	43,576
Income (loss) from operations*	55,679	(1,011)	(3,873)	54,668	81,208
Gross margin	14.4%	19.2%	4.2%	15.1%	16.6%
Operating margin	10.1%	-1.1%	-1.4%	8.5%	10.8%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

CSI Solar’s 2022 and 2023 capacity expansion targets are set forth below.

Manufacturing Capacity, GW*

	Dec. 2021 Actual	Jun. 2022 Actual	Dec. 2022 Plan	Dec. 2023 Plan
Ingot	5.4	5.4	20.4	25.0
Wafer	11.5	11.5	20.0	25.0
Cell	13.9	13.9	19.8	35.0
Module	23.9	27.9	32.0	50.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net revenues	1,816,410	1,209,994	1,183,958	3,026,404	1,879,110
Cost of revenues	1,526,755	1,034,165	1,028,470	2,560,920	1,656,164
Gross profit	289,655	175,829	155,488	465,484	222,946
Operating expenses	227,262	143,931	140,516	371,193	260,642
Income (loss) from operations	62,393	31,898	14,972	94,291	(37,696)
Gross margin	15.9%	14.5%	13.1%	15.4%	11.9%
Operating margin	3.4%	2.6%	1.3%	3.1%	-2.0%

*Includes effects of both sales to third-party customers and to the Company’s Global Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q2 2022	% of Net Revenues	Q1 2022	% of Net Revenues	Q2 2021	% of Net Revenues
Asia	587	33	473	41	527	46
Americas	742	42	453	39	421	37
Europe and others	431	25	231	20	201	17
Total	1,760	100	1,157	100	1,149	100

*Excludes sales from CSI Solar to Global Energy.

CSI Solar shipped 5.06 GW of modules to more than 70 countries in the second quarter of 2022. The top five markets ranked by shipments were China, the U.S., Spain, Brazil and Germany.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team provides customers with competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

The table below sets forth CSI Solar’s battery storage system integration’s project pipeline as of June 30, 2022.

	LTSA (Long Term Service Agreement)	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	861	1,892	40	8,242	11,035

LTSA projects are operational battery storage projects delivered by CSI Solar that are under multi-year long-term service agreements and generate recurring earnings. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have received exclusivity agreements or have been shortlisted, but still have a below 75% probability of being contracted.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, the global impact of the ongoing COVID-19 pandemic and shutdowns, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the third quarter of 2022, the Company expects total revenues to be in the range of $2.0 billion to $2.1 billion. Gross margin is expected to be between 15.0% and 16.5%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 6.0 GW to 6.2 GW, including approximately 140 MW to the Company’s own projects.

For the full year of 2022, the Company raises total revenue guidance to $7.5 billion to $8.0 billion, from $7.0 billion to $7.5 billion previously. The Company expects full year volume targets for CSI Solar and Global Energy to remain unchanged from the ranges communicated in the prior quarter: total module shipments of 20 GW to 22 GW and battery storage shipments of 1.8 GWh to 1.9 GWh (CSI Solar), and total project sales of 2.1 GW to 2.6 GW (Global Energy).

Dr. Shawn Qu, Chairman and CEO, commented, “We are off to a strong first half for 2022, and expect continued solar module volume growth through the remainder of the year as we ramp up capacity towards 2023 volume growth targets. The second quarter will likely be the largest quarter of the year for us due to the timing of project sales and battery storage shipments. However, we expect profitability to remain healthy through the second half of the year, driven by continued manufacturing processing cost reductions and lower logistics costs partially offset by higher polysilicon prices. We continue to build on our long track record of innovation, and we are excited to officially introduce our long-awaited battery storage products for utility and residential applications in the upcoming Solar Power International exhibition in California. In a gradually improving market backdrop aided by strong policies such as the recently passed Inflation Reduction Act, Canadian Solar is strongly positioned to achieve profitable growth as we continue to focus on long-term investments and create lasting value for shareholders.”

Recent Developments

On August 10, 2022, Canadian Solar announced that a wholly owned subsidiary of CSI Solar entered into an investment agreement with the municipal government of Haidong City in Qinghai Province to invest in a polysilicon manufacturing facility. Under the agreement, CSI Solar plans to build a facility with an annual capacity of approximately 50,000 tons of high-purity polysilicon later in 2022 and the facility is expected to commence production in mid-2024. Subject to market conditions and approvals from its board of directors, CSI Solar may also build other manufacturing facilities, including ingots, wafers, cells, modules, and other auxiliary materials in Haidong.

On July 25, 2022, Canadian Solar completed the sale of two fully permitted and construction ready solar and battery energy storage projects in the U.K. to specialist alternative asset manager, Gresham House. The two projects comprise a collocated solar and battery energy storage project in Durham, with 50 MWp solar capacity and 38 MW (or 76 MWh) of battery energy storage, and a standalone solar project in Warwickshire of 28 MWp.

On July 25, 2022, Canadian Solar published its latest ESG Sustainability Report, which highlights the Company's progress in advancing its sustainability strategy from an environmental, social, and governance perspective.

On July 7, 2022, Canadian Solar completed the sale of two solar farms, Suntop and Gunnedah totaling 345 MWp in New South Wales, Australia to CalEnergy Resources (Australia) Limited, a subsidiary of Northern Powergrid Holdings Company. Both projects have reached substantial completion.

On June 16, 2022, Canadian Solar acquired two standalone energy storage projects in the South Load Zone of the Texas ERCOT market from Black Mountain Energy Storage. The projects are each anticipated to store up to 200 MWh of energy, with notice to proceed expected in 2023 and commercial operation in the second quarter of 2024.

On June 15, 2022, Canadian Solar secured 136 million Brazilian reais (approximately US$28 million) non-recourse project financing from Banco do Nordeste do Brasil S.A. to support construction and operation of its 79 MWp Lavras II solar power project in Brazil.

On June 6, 2022, Canadian Solar signed an agreement with SPIC Brasil, a leading power generation company in Brazil to sell 70% stake in the Company’s 738 MWp Marangatu and Panati-Sitia solar projects in Brazil. Both projects are expected to begin construction in late 2022 and reach commercial operation in late 2023.

On May 27, 2022, Canadian Solar announced that its wholly owned subsidiary Recurrent Energy successfully completed the construction on the 100 MW Sunflower solar power plant in Mississippi. Recurrent Energy developed and built the solar power plant under a Build Transfer Agreement for Entergy Mississippi which owns the plant for the life of the facility after the completion of construction.

Conference Call Information

The Company will hold a conference call on Thursday, August 18, 2022 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., Thursday, August 18, 2022 in Hong Kong) to discuss its second quarter 2022 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800-965-561 (toll-free from Hong Kong), 400-1202-840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13731878. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com

A replay of the call will be available 2 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Daylight Time on Thursday, September 1, 2022 (11:00 a.m., September 2, 2022, in Hong Kong) and can be accessed by +1-844-512-2921 (toll-free from the U.S.), or +1-412-317-6671 from international locations. The replay pin number is 13731878. A webcast replay will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 21 years, Canadian Solar has successfully delivered around 76 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.8 GWp in over 20 countries across the world. Currently, the Company has 311 MWp of projects in operation, 5.3 GWp of projects under construction or in backlog (late-stage), and an additional 21 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and India; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 28, 2022. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses.

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended June 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,816,410	553,984	(56,208)	2,314,186
Cost of revenues	1,526,755	473,979	(57,598)	1,943,136
Gross profit	289,655	80,005	1,390	371,050
Gross margin	15.9%	14.4%	—	16.0%
Income from operations (2)	62,393	55,679	(1,955)	116,117

	Select Financial Data – CSI Solar and Global Energy
	Six Months Ended June 30, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	3,026,404	646,950	(108,819)	3,564,535
Cost of revenues	2,560,920	549,109	(97,435)	3,012,594
Gross profit	465,484	97,841	(11,384)	551,941
Gross margin	15.4%	15.1%	—	15.5%
Income from operations (2)	94,291	54,668	(17,327)	131,632

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended June 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,183,958	280,614	(34,911)	1,429,661
Cost of revenues	1,028,470	268,855	(52,451)	1,244,874
Gross profit	155,488	11,759	17,540	184,787
Gross margin	13.1%	4.2%	—	12.9%
Income (loss) from operations (2)	14,972	(3,873)	15,281	26,380

	Select Financial Data – CSI Solar and Global Energy
	Six Months Ended June 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,879,110	751,676	(111,786)	2,519,000
Cost of revenues	1,656,164	626,892	(143,445)	2,139,611
Gross profit	222,946	124,784	31,659	379,389
Gross margin	11.9%	16.6%	—	15.1%
Income (loss) from operations (2)	(37,696)	81,208	26,351	69,863

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	1,350,495	963,045	843,463
Solar system kits	150,765	90,456	88,057
Battery storage solutions	227,438	82,500	68,890
China energy/EPC (incl. electricity sales)	5,397	5,323	94,347
Others	26,107	16,059	54,290
Subtotal	1,760,202	1,157,383	1,149,047
Global Energy Revenues:
Solar and battery storage power projects	540,056	78,392	266,598
O&M and asset management services	7,745	7,948	8,607
Others (incl. electricity sales)	6,183	6,626	5,409
Subtotal	553,984	92,966	280,614
Total net revenues	2,314,186	1,250,349	1,429,661

	Select Financial Data - CSI Solar and Global Energy
	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	2,313,540	1,395,710
Solar system kits	241,221	124,128
Battery storage solutions	309,938	71,248
China energy/EPC (incl. electricity sales)	10,720	101,442
Others	42,166	74,796
Subtotal	2,917,585	1,767,324
Global Energy Revenues:
Solar and battery storage power projects	618,448	719,445
O&M and asset management services	15,693	18,573
Others (incl. electricity sales)	12,809	13,658
Subtotal	646,950	751,676
Total net revenues	3,564,535	2,519,000

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Net revenues	$2,314,186	$1,250,349	$1,429,661	$3,564,535	$2,519,000
Cost of revenues	1,943,136	1,069,458	1,244,874	3,012,594	2,139,611
Gross profit	371,050	180,891	184,787	551,941	379,389

Operating expenses:
Selling and distribution expenses	158,017	108,845	83,581	266,862	167,661
General and administrative expenses	87,920	62,810	68,578	150,730	136,035
Research and development expenses	18,050	13,280	13,158	31,330	25,608
Other operating income, net	(9,054)	(19,559)	(6,910)	(28,613)	(19,778)
Total operating expenses	254,933	165,376	158,407	420,309	309,526

Income from operations	116,117	15,515	26,380	131,632	69,863
Other income (expenses):
Interest expense	(19,709)	(15,302)	(14,795)	(35,011)	(29,468)
Interest income	4,216	4,212	2,837	8,428	6,085
Gain (loss) on change in fair value of derivatives, net	(4,869)	(24,738)	(12,150)	(29,607)	422
Foreign exchange gain (loss), net	11,333	27,862	8,884	39,195	(10,764)
Investment income (loss)	6,984	(5,524)	5,154	1,460	6,417
Other expenses, net	(2,045)	(13,490)	(10,070)	(15,535)	(27,308)

Income before income taxes and equity in earnings of unconsolidated investees	114,072	2,025	16,310	116,097	42,555
Income tax benefit (expense)	(27,731)	5,183	1,645	(22,548)	(12,207)
Equity in earnings of unconsolidated investees	2,214	1,726	585	3,940	1,788
Net income	88,555	8,934	18,540	97,489	32,136

Less: Net income (loss) attributable to non-controlling interests	14,093	(273)	7,279	13,820	(1,904)

Net income attributable to Canadian Solar Inc.	$74,462	$9,207	$11,261	$83,669	$34,040

Earnings per share - basic	$1.16	$0.14	$0.19	$1.30	$0.57
Shares used in computation - basic	64,262,556	64,028,919	60,288,824	64,146,383	60,077,039
Earnings per share - diluted	$1.07	$0.14	$0.18	$1.21	$0.54
Shares used in computation - diluted	71,103,568	64,720,107	61,339,043	71,067,215	67,580,787

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
Net Income	$88,555	$8,934	$18,540	$97,489	$32,136
Other comprehensive income (loss) (net of tax of nil):
Foreign currency translation adjustment	(126,367)	7,511	9,629	(118,856)	(22,073)
Gain on changes in fair value of available-for-sale debt securities	229	—	—	229	—
Gain on changes in fair value of derivatives	160	190	—	350	—
Comprehensive income (loss)	(37,423)	16,635	28,169	(20,788)	10,063
Less: comprehensive income (loss) attributable to non-controlling interests	(3,960)	1,127	8,760	(2,833)	(6,932)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(33,463)	$15,508	$19,409	$(17,955)	$16,995

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$1,053,567	$869,831
Restricted cash	888,262	560,633
Accounts receivable trade, net	832,967	651,372
Accounts receivable, unbilled	15,839	37,244
Amounts due from related parties	162,086	73,042
Inventories	1,622,297	1,192,374
Value added tax recoverable	101,904	125,882
Advances to suppliers	277,820	225,879
Derivative assets	17,236	7,286
Project assets	328,937	594,107
Prepaid expenses and other current assets	431,621	434,177
Total current assets	5,732,536	4,771,827
Restricted cash	6,525	3,818
Property, plant and equipment, net	1,353,870	1,401,877
Solar power systems, net	103,908	108,263
Deferred tax assets, net	252,235	236,503
Advances to suppliers	33,515	34,239
Prepaid land use rights	66,416	71,011
Investments in affiliates	104,528	98,819
Intangible assets, net	16,345	18,992
Project assets	498,043	433,254
Right-of-use assets	31,005	35,286
Other non-current assets	181,164	174,453
TOTAL ASSETS	$8,380,090	$7,388,342

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2022	2021
Current liabilities:
Short-term borrowings	$1,367,616	$1,271,215
Long-term borrowings on project assets - current	153,934	321,655
Accounts payable	855,861	502,995
Short-term notes payable	1,413,380	881,184
Amounts due to related parties	701	143
Other payables	649,544	667,854
Advance from customers	151,460	135,512
Derivative liabilities	10,478	2,622
Operating lease liabilities	10,366	12,185
Other current liabilities	170,207	242,783
Total current liabilities	4,783,547	4,038,148
Accrued warranty costs	61,552	45,146
Long-term borrowings	780,149	523,634
Convertible notes	225,271	224,675
Liability for uncertain tax positions	7,776	7,448
Deferred tax liabilities	46,382	48,150
Loss contingency accruals	14,088	15,148
Operating lease liabilities	20,652	23,215
Financing liabilities	44,998	53,641
Other non-current liabilities	284,254	282,699
TOTAL LIABILITIES	6,268,669	5,261,904
Equity:
Common shares	835,543	835,543
Additional paid-in capital	(13,657)	(19,428)
Retained earnings	1,119,221	1,035,552
Accumulated other comprehensive loss	(152,208)	(50,584)
Total Canadian Solar Inc. shareholders’ equity	1,788,899	1,801,083
Non-controlling interests in subsidiaries	322,522	325,355
TOTAL EQUITY	2,111,421	2,126,438
TOTAL LIABILITIES AND EQUITY	$8,380,090	$7,388,342